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FILE No. 82-5023

December 4, 2002

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1.	November 5, 2002	Sanix Revises First-Half, Full-Year Earnings Forecast
2.	November 13, 2002	Sanix to Buy Back Shares
3.	November 13, 2002	Consolidated/Non-Consolidated Interim Financial Summary - For the First half ended September 30, 2002
4.	November 14, 2002	Notice of Resolutions of the Board of Directors relating to Payment of Interim Dividends

Yours truly,

Tadashi Ishii

Encls.
cc: Sanix Incorporated

12/18

November 5, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
Fax: +81-92-436-8883
E-mail: k-inoue@sanix.co.jp

Sanix Revises First-Half, Full-Year Earnings Forecast

Fukuoka, November 5, 2002 – SANIX Inc. (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) announced downward revisions of its earnings forecasts for the first-half ended September 30, 2002 and the full-year ending March 31, 2003.

1. Revision to first-half non-consolidated results forecast

(April 1, 2002 to September 30, 2002) (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (announced on Aug 6, 2002)	30,260	1,590	740
Revised Forecast	28,630	190	(160)
Difference	(1,630)	(1,400)	(900)
% of Change	(5.4)	(88.1)	—
Results from year before	28,839	3,184	1,639

2. Revision to first-half consolidated results forecast

(April 1, 2002 to September 30, 2002) (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (announced on Aug 6, 2002)	30,470	1,620	690
Revised Forecast	28,640	230	(160)
Difference	(1,830)	(1,390)	(850)
% of Change	(6.0)	(85.8)	—
Results from year before	28,875	3,242	1,669

3. Revision to full-year non-consolidated results forecast

(April 1, 2002 to March 31, 2003) (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (announced on May 15, 2002)	69,200	10,110	5,280
Revised Forecast	58,000	2,500	1,070
Difference	(11,200)	(7,610)	(4,210)
% of Change	(16.2)	(75.3)	(79.7)
Results from year before	59,180	7,766	4,034

4. Revision to full-year consolidated results forecast

(April 1, 2002 to March 31, 2003) (Millions of yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (announced on May 15, 2002)	69,960	10,170	5,200
Revised Forecast	58,440	2,530	1,050
Difference	(11,520)	(7,640)	(4,150)
% of Change	(16.5)	(75.1)	(79.8)
Results from year before	59,260	7,771	4,005

5. Reasons for the downward revision:

a) April 2002 – September 2002 / First Half of the Year

During the first half of the year, the Home Sanitation division, Sanix's core division carried out organizational reforms and training programs to reinforce its ability to attract new customers, while making efforts to provide existing customers with more meticulous maintenance services. Though the division's sales in August and September were higher than the previous years', sales growth was lower than the original estimates due to continuing reorganization of its sales force. As a result, sales for the first half came short of the previous forecast, which was announced on August 6, 2002. Because of sluggish sales and a recognition of a 190-millions-yen loss from a revaluation of securities, the Company expects to post net losses in the first half.

b) April 2002 – March 2003 / Full-Year

For the full year, Sanix revises its original forecast, which was first announced on May 15, 2002. Sales in the Environmental Resources Development division are expected to fall short of forecasts. Amid mounting pressure from clients to cut costs, the division will continue to maintain service prices while focusing on increasing shipments. Moreover, the Home Sanitation division will carry on its organizational reforms during the second-half of the year, which will result in squeezing sales revenues. Though the Company will make further efforts in reducing costs, sluggish sales in the Home Sanitation division has great impact on the downward revision in the Company's net income.

Sanix revised its first-half and full-year consolidated earnings forecasts following a revision of first-half and full-year non-consolidated earnings forecasts.

(Note) These forecasts are based on information available as of November 5, 2002. Actual results may be different from forecasts due to various unexpected factors in the future.

FILE No. 82-5023

November 13, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
k-inoue@sanix.co.jp

Sanix to Buy Back Shares

(Acquisition of Treasury Stock Under Article 210 of the Commercial Code)

At the Board of Directors Meeting on November 13, 2002, Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) decided to purchase its own shares following the resolution approved at the general meeting of shareholders on June 27, 2002.

Details of Treasury Stock Buyback
(1) Type of shares: Common stock in Sanix Incorporated
(2) Number of shares: 700,000 shares (Maximum)
(3) Total cost: 0.8 billion yen (Maximum)
(4) Method of repurchases: Purchase on the Tokyo Stock Exchange
(5) Purchase period: November 15, 2002 - February 14, 2003

Note: A program of buying back shares was approved at the 24th general meeting of shareholders on June 27, 2002 as follows;
(1) Type of shares: Common stock in Sanix Incorporated
(2) Number of shares: 1.2 million shares (Maximum)
(3) Total cost: 5 billion yen (Maximum)

Cumulative number of shares acquired as of November 13, 2002: 500,000 shares

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
URL : http://www.sanix.co.jp/index_e.htm

FILE No. 82-5023

SANIX

SANIX INCORPORATED

02 DEC 13 AM 9:45

Consolidated/Non-Consolidated
Interim Financial Summary

For the First half ended September 30, 2002

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. Percentages are rounded off to 1 decimal place. This document is an English translation of the Japanese-language original.

November 13, 2002

Financial Statements

For the First half ended September 30, 2002

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
CEO:	Shin-ichi Munemasa
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Standard:	Not Adopted

Consolidated Financial Highlights for the First-Half ended September 30, 2002

(April 1, 2002 to September 30, 2002)

(1) Consolidated Operating Results

(Millions of Yen)

	First-Half between April 1 and September 30				Full Year ended March 31, 2002	
	FY2003	**% change**	FY2002	% change	FY2002	% change
Net Sales	**28,640**	**(0.8%)**	28,875	6.4%	59,260	8.7%
Operating Income	**140**	**(95.6%)**	3,179	(18.3%)	7,614	1.2%
Recurring Profit	**233**	**(92.8%)**	3,242	(12.8%)	7,771	5.2%
Net Income	**(161)**	**—**	1,669	2.4%	4,005	25.8%
Net Income per Share(¥)	**(¥3.96)**	**—**	¥40.79	—	¥97.88	-
Net Income per Share, Diluted(¥)	—	—	—	—	—	-

Note (1) Investment profit and loss on equity method:

¥ -million (First Half ended September 30, 2002)

¥ -million (First Half ended September 30, 2001)

¥ -million (Full Year ended March 31, 2002)

Note (2) Average number of shares issued and outstanding during the fiscal term:

First Half ended September 30, 2002	40,752,505 shares
First Half ended September 30, 2001	40,919,825 shares
Fiscal Year ended March 31, 2002	40,919,651 shares

Note (3) Changes in accounting method: None

Note (4) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first-half ended September 30, 2001.

(2) Consolidated Financial Position

(Millions of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2002
	FY2003	FY2002	FY2002
Total Assets	**60,262**	54,751	60,407
Shareholders' Equity	**43,236**	42,933	44,805
Shareholders' Equity Ratio (%)	**71.7%**	78.4%	74.2%
Shareholders' Equity per Share (¥)	**¥1,069.72**	¥1,049.20	¥1,094.97

Note(1) Number of shares issued and outstanding at period end

First Half ended September 30, 2002	40,418,828 shares
First Half ended September 30, 2001	40,920,524 shares
Fiscal Year ended March 31, 2002	40,919,493 shares

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2002
	FY2003	FY2002	FY2002
Cash Flows from Operating Activities	**1,234**	2,897	4,078
Cash Flows from Investing Activities	**(3,540)**	(5,218)	(10,877)
Cash Flows from Financing Activities	**2,531**	(841)	1,097
Balance of Cash and Cash Equivalents at End of Period	**4,607**	6,922	4,382

(4) Matters Pertaining to Consolidation and Concerning the Adoption of Equity Method Accounting

Number of consolidated subsidiaries: 3

Number of non-consolidation subsidiary, which adopted equity method: 0

Number of affiliated company, which adopted equity method: 0

(5) Change in Consolidation and the Adoption of Equity Method

Number of newly consolidated company: 0

Number of company excluded from consolidation: 0

Number of new company, which adopted equity method: 0

Number of company excluded from equity method: 0

I. Group Outline

The Company's group is composed of 3 subsidiaries. Sanix's core businesses are environmental sanitation, maintenance and sanitation services for ordinary houses and corporate buildings, and intermediate processing of industrial waste with a focus on recycling resources.

HS Division: The division offers environmental sanitation services for ordinary houses. The main services and products are House Reinforcement System, Termite Eradication Service and Under-Floor/Under-Roof Ventilation System.

ES Division: The division offers environmental sanitation services for offices and condominium buildings with specializing in water quality management and care & maintenance of building water supply.

ERD Division: The division focuses on recycling and detoxifying industrial waste. Sanix sells industrial plastic waste processed at its plastic recycling plants to Energy Development Institute Co., Ltd., a consolidated subsidiary. Sanix Energy Incorporated, a consolidated subsidiary, will be responsible for generating and selling power from the Tomakomai Power plant, which solely utilizes industrial waste plastic.

Sunaim Incorporated, a consolidated subsidiary leases cars for Sanix. (Sunaim rents cars from Orix Auto Lease.) For promotional and other purposes, Sanix (mainly, HS Division) purchases liquor from Munemasa Brewing Co., Ltd, an affiliate company of Sanix.



Customers
HS Division
Service Sales
ES Division
Service Sales
ERD Division
Industrial Waste Processing
Sanix Incorporated
HS/ES Division
Purchases of chemical agents
Leases of cars for business use
Consolidated subsidiaries
SUNAIM INCORPORATED
ERD Division
Sales of waste plastic fuel
Consolidated subsidiaries
Energy Development Institute Co., Ltd.
ERD Division
Consignment contract of power generation
Consolidated subsidiaries
Sanix Energy Incorporated
Liquor purchases for promotional and other purposes
Other affiliates
Munemasa Brewing Co., Ltd

Note: HS Division is an abbreviation for Home Sanitation Division, ES Division is an abbreviation for Establishment Sanitation

II. Business Policies

1. Fundamental Business Policies

Our corporate mission since our founding has been 'to make the unclean, clean and the impure, pure.' Under this concept, we have provided a broad range of environmental sanitation services to society. SANIX offers environmental sanitation services to households. It also provides environmental sanitation services to places of business as well as maintenance services for the facilities of office buildings, apartment buildings, and other structures. As the third pillar of our business, we are promoting operations in industrial waste processing, focusing chiefly on waste recycling, detoxification, and volume reduction, areas that are on the verge of large growth.

In these three areas, SANIX is aggressively developing its ecological business by improving services and technology and constantly tailoring services to best suit customer needs. At the same time, we are working to improve profitability and make more efficient use of capital in an effort to increase our corporate value.

2. Profit Distribution

One of our business policies is to increase the scope of our operations and improve earnings per share and dividends per share. Our goal is to increase our corporate value and distribute profits in keeping with profit gains. At present, we are aiming for a payout ratio of 25%.

We plan to use our internal reserves for capital investments that will increase our corporate value in the medium and long term. Chiefly, we will invest in facilities for our Environmental Resources Development Division, such as plants that convert waste plastic to fuel and electric power plants.

3. Medium-and Long-Term Business Strategies

In our Home Sanitation Division, we will aggressively promote sales and cultivate latent demand. In developing these operations, our guiding concept will be to improve home durability and home longevity chiefly through our Home Reinforcement System but also through offerings such as termite eradication services and our Under-Floor and Under-Roof Ventilation System. In turn, we will aim to provide a more comfortable living environment. Western Japan, our existing sales regions has large latent demand. In April, the division launched into the Kanto region, which has the largest number of single unit houses. In order to improve profitability, we will further deepen our reach in the existing sales regions, and will expand our operational coverall in the future.

In the Establishment Sanitation Division, SANIX is cultivating demand for the maintenance of water supply systems and other building equipment. Our key product in this division is our water activator, which aids in maintaining water equipment and improving water quality in office buildings and apartment complexes. In addition, through the introduction of new products, such as our Arsenic Removal System and our Ozone Purification System, SANIX is developing new markets. We plan to further advance into the Kanto area, where there is a high concentration of large office buildings and apartment complexes. At the same time, the division will expand a scope of business in response to diversified demands.

In our Environmental Resource Development Division, SANIX focuses on recycling and detoxifying industrial waste. Our ultimate goal in this business is to create a sustainable circulatory society. As part of these operations, we are running fifteen plastic-recycling-and-energy-conversion plants. Further, we are in the process of building power plant facilities in Hokkaido's Tomakomai that will be powered exclusively by the processed plastic. This will be a power-generation system that recycles

resources. In addition, in March 2000, we placed our Hibiki organic-liquid-waste processing plant, which is located in the Wakamatsu ward of Kitakyushu, in operation. This plant is used to treat organic liquid waste on land. Marine disposal of such material will become more difficult in the future with a total ban on dumping of organic liquid waste. In an effort to improve our future corporate value, SANIX is promoting such unprecedented operations.

Common to our three business areas is the latent demand for their products and services. In addition, they are all part of markets that have yet to mature. Thus, we are focusing on more carefully tailoring our services so that we can propose solutions that meet particular needs and are concentrating on fortifying our sales efforts. We will give added emphasis to employee training, an area that has been a key concern since our founding, and cultivate markets and latent demand as a group of specialists.

One of our business goals is to raise our return on equity (ROE) to 15% in the medium to long term. To this end, the HS division is to achieve profitable operation in Kanto market in order to achieve high profits and high growth in the future. In addition, in our Environmental Resources Development Division, we are working to turn a profit from our operations in converting waste plastic to fuel and to increase that profit. As for the waste plastic power generation, we are determined to put operations on a profitable track. With the launch of Tomakomai Power plant, the division will move toward profitable eco-business by taking advantage of waste plastic to produce environmental friendly energy.

III. Business Results

1. Fiscal Year Overview

(1) Earnings

During the first half ended September 30, 2002, Japan was in an economic slump, in which decreases in corporate capital investment and in personal spending were observed. Thus an overall turnaround has not yet occurred in the environmental sanitation industry. Factors such as low household income and lingering doubts about the future of the economy have been responsible. However, growing interest in extending the life of homes and buildings as well as in environmental preservation and recycling served as a favorable wind for companies in the environmental sanitation industry.

In this business environment, SANIX conducted a large-scale reorganization of its sales force by putting customers at the center of our business. The Environmental Resources Development division started testing the Tomakomai electric power generation facility. At the same time, the Company has constructed additional plastic recycling plants in order to establish a resource recycling power generation system that exclusively utilizes waste plastic.

Through these operations, SANIX's consolidated sales for this first half totaled 28,640 million yen, a drop of 0.8% over the previous year's result. The Company failed to absorb costs related to labor costs due to decreased installation efficiency and advertising costs required for launching into the Kanto region. For the first half, SANIX has posted recurring losses of 233 million yen, which was 92.8% down from the previous year. As a result, net loss reached 161 million yen for the first half ended September 30, 2002.

Earnings of individual divisions

① Home Sanitation Division

Sales for the division dropped 6.3% from the previous year's result to 21,093 million yen. The division's reorganization of its sales force squeezed sales revenues. During the second quarter, the division could not achieve enough sales to compensate for the sales drop in the first quarter. As a result, operating profit reached 4,259 million yen, a drop of 33.2% from the previous term due to weighted labor and personnel costs, as well as advertising costs related to the division's launch into the Kanto region. During the first half, the division opened 16 sales offices in the Kanto region.

② Establishment Sanitation Division

Sales for the Establishment Sanitation division rose 9.0% compared to the previous year, amounting to 4,148 million yen. With the goal of improving the longevity of building equipment in office buildings, apartment complexes and other structures, we cultivated demand for maintenance services chiefly for water systems, such as water-supply equipment. Sales increased for water-activator installations and for building water supply equipment maintenance due to the provision of meticulous services to customers. The division increased sales efforts in particular in the Kanto region, which resulted in a 33.2% sales increase in the region. Sales for water-activator installations and building water supply equipment maintenance increased 6.5% and 12.8%, respectively. However, the division could not absorb labor costs and costs needed to open new sales shops. As a consequence, operating loss reached 108 million yen.

③ Environmental Resources Development Division

Sales for the division grew 33.5% to 3,399 million yen compared to the previous year's result. In the operations concerning the conversion of waste plastics to fuel, sales from waste-plastic processing rose 37.8% from the previous year's result. A total of 15

half. Sales from incineration processing at our Kitakyushu plant dropped 0.9% from the previous year, while the Hibiki organic-liquid-waste processing plant increased its sales by 61.9%. Initial costs associated with the building of plastic-recycling-and-energy-conversion plants weighed heavily on profit. Due to prior investments, operating loss amounted to 1,896 million yen, rose 22.4% from the previous year.

(2) Cash Flows

Cash flows provided by operating activities fell 1,663 million yen year-on-year to 1,234 million yen. Though non-cash expenses including depreciation increased, a small net profit before tax adjustments of 22 million yen was the key factor here. Cash flows used in investment activities dropped 1,678 million yen from the previous year to 3,540 million yen. Investment in plastic recycling plants and the Tomakomai power plant are responsible here. Cash flows provided by financing activities came to 2,531 million yen, an increase of 3,372 million yen over the previous year. As a result, cash and cash equivalents at the end of the first half ended September 30, 2001 came to 4,607 million yen, a drop of 225 million yen from the previous year.

IV. Consolidated First-Half Financial Statements

1. Consolidated First-Half Balance Sheets

(Thousands of Yen)

	First Half as of September 30				Full Year as of March 31, 2002	
Assets:	FY2003	Ratio %	FY2002	Ratio %	FY 2002	Ratio %
Current Assets:						
Cash and bank deposits	4,679,901		7,025,428		4,466,553	
Notes and accounts receivable	3,445,431		2,854,885		5,628,070	
Inventories	1,355,855		1,183,150		1,217,292	
Deferred income taxes	575,133		307,293		568,247	
Other current assets	455,896		613,622		1,050,816	
Allowance for doubtful accounts	(38,547)		(58,286)		(37,119)	
Total Current Assets:	10,473,670	17.4	11,926,095	21.8	12,893,860	21.3
Fixed Assets:						
Tangible Fixed Assets:						
Buildings and structures	9,683,472		8,796,960		9,613,937	
Machinery, equipment and vehicles	9,102,015		7,999,056		8,662,470	
Land	18,103,589		15,846,617		16,404,742	
Construction in progress	7,336,564		4,847,727		6,871,192	
Other tangible fixed assets	262,432		254,718		289,440	
Total Tangible Fixed Assets:	44,488,074	73.8	37,745,080	68.9	41,841,784	69.3
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	80,854	0.1	81,348	0.2	80,827	0.1
Investments and Other Assets:						
Investments in securities	1,411,322		1,331,197		1,708,518	
Deposits and guaranty	2,056,748		1,598,569		1,873,721	
Deferred tax assets	1,299,670		891,305		981,889	
Other	522,599		1,248,078		1,096,723	
Allowance for bad loans	(70,660)		(69,710)		(69,710)	
Total Investments and Other Assets:	5,219,680	8.7	4,999,440	9.1	5,591,143	9.3
Total Fixed Assets:	49,788,609	82.6	42,825,869	78.2	47,513,755	78.7
Total Assets:	60,262,279	100.0	54,751,964	100.0	60,407,616	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	First Half as of September 30 FY2003	Ratio %	First Half as of September 30 FY2002	Ratio %	Full Year as of March 31, 2002 FY 2002	Ratio %
Current Liabilities:						
Notes and accounts payable	1,100,577		1,238,323		1,328,100	
Short-term loans	7,080,000		—		3,100,000	
Long-term loans payable in 1 year	348,320		921,288		348,320	
Accrued expenses	1,760,368		1,785,193		1,868,639	
Accrued income taxes	613,619		1,665,215		1,994,416	
Consumption tax payable	328,318		410,008		518,529	
Accrued bonuses	538,474		528,278		558,722	
Other current liabilities	2,318,448		2,005,461		2,795,258	
Total Current Liabilities:	14,088,126	23.4	8,553,769	15.6	12,511,986	20.7
Non-Current Liabilities:						
Long-term debt	572,850		921,170		747,010	
Deferred income taxes	2,120		3,745		2,796	
Retirement benefit	1,620,871		1,510,598		1,510,658	
Other non-current liabilities	741,356		828,952		829,356	
Total Non-Current Liabilities:	2,937,199	4.9	3,264,466	6.0	3,089,821	5.1
Total Liabilities:	17,025,326	28.3	11,818,236	21.6	15,601,807	25.8
Shareholders' Equity:						
I. Capital stock	12,533,820	20.8	12,533,820	22.9	12,533,820	20.7
II. Additional paid-in capital	15,853,954	26.3	15,853,954	29.0	15,853,954	26.2
III. Retained earnings	15,765,713	26.2	14,473,147	26.4	16,400,108	27.1
IV. Net unrealized holding gain/loss on securities	(46,740)	(0.1)	74,275	0.1	24,005	0.0
V. Less treasury stock at cost	(869,794)	(1.5)	(1,469)	(0.0)	(6,079)	(0.0)
Total Shareholders' Equity:	43,236,953	71.7	42,933,727	78.4	44,805,808	74.2
Total Liabilities, Minority Interests and Stockholders Equity:	60,262,279	100.0	54,751,964	100.0	60,407,616	100.0

2. Consolidated Interim Statement of Income

(Thousands of Yen)

	First Half				Full Year	
	between April 1 and September 30				ended March 31, 2002	
	FY2003	Ratio %	FY2002	Ratio %	FY 2002	Ratio %
Net sales	**28,640,996**	**100.0**	28,875,500	100.0	59,260,664	100.0
Cost of sales	**11,554,403**	**40.3**	10,576,943	36.6	22,871,076	38.6
Gross profit	**17,086,592**	**59.7**	18,298,557	63.4	36,389,587	61.4
Selling, general and administrative expenses	**16,946,122**	**59.2**	15,118,844	52.4	28,775,010	48.6
Operating income	**140,470**	**0.5**	3,179,712	11.0	7,614,577	12.8
Non-operating income:						
Interest income	**16,748**		5,707		10,640	
Dividend income	**10,655**		4,791		9,478	
Insurance commission received	**7,577**		7,625		15,731	
Rent Revenue	**131,230**		122,257		253,508	
Other non-operating income	**31,401**		24,125		66,004	
Total non-operating income	**197,613**	**0.7**	164,507	0.6	355,363	0.6
Non-operating expenses						
Interest expenses	**32,536**		32,339		60,913	
Stock issue expenses	—		846		861	
Rental expenses	**66,570**		67,338		135,518	
Other non-operating expenses	**5,492**		974		1,614	
Total non-operating expenses	**104,599**	**0.4**	101,498	0.4	198,908	0.3
Recurring profit	**233,483**	**0.8**	3,242,721	11.2	7,771,032	13.1
Extraordinary income:						
Gain on sale of property, plant and equipment	**27,378**		146		146	
Insurance money received	—		136,944		375,778	
Transfer from reserve for possible loan losses	—		—		176	
Investment securities received	**11,396**		—		—	
Total extraordinary income	**38,775**	**0.1**	137,091	0.5	376,100	0.7
Extraordinary losses:						
Loss on sale of property, plant and equipment	**34,906**		—		65,530	
Loss on retirement of property, plant and equipment	**3,959**		1,477		88,743	
Loss on cancellation of lease contract	**7,917**		5,021		97,360	
Casualty loss	—		136,944		375,778	
Loss on valuation of investment securities	**187,328**		131,770		168,514	
Director's retirement bonus	**14,800**		1,875		1,875	
Loss on nonrecurring depreciation	—		—		40,711	
Net provision for allowance for doubtful accounts	**950**		—		—	
Total extraordinary losses	**249,862**	**0.8**	277,090	1.0	838,513	1.4
Income before income taxes	**22,396**	**0.1**	3,102,722	10.7	7,308,619	12.4
Corporate income, local and enterprise taxes	**607,709**	**2.1**	1,658,039	5.7	3,843,857	6.5
Adjustment on corporate tax, etc.	**(424,114)**	**(1.4)**	(224,568)	(0.8)	(540,655)	(0.9)
Net income / loss	**(161,198)**	**(0.6)**	1,699,252	5.8	4,005,417	6.8

3. Consolidated Interim Statements of Retained Earnings

(Thousands of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2002
	FY2003	FY2002	FY 2002
(Additional paid-in capital)			
I. Additional paid-in capital at the beginning of the fiscal term	**15,853,954**	15,853,954	15,853,954
II. Additional paid-in capital at the end of the fiscal term	**15,853,954**	15,853,954	15,853,954
(Retained earnings)			
I. Retained earnings at the beginning of the fiscal term	**16,400,108**	13,277,093	13,277,093
II. Increase in retained earnings			
Net income / loss in the first-half	**(161,198)**	1,669,252	4,005,417
Increase in retained earnings total	**(161,198)**	1,669,252	4,005,417
III. Decrease in retained earnings			
Dividend	**409,194**	409,197	818,403
Directors' bonus	**64,000**	64,000	64,000
Decrease in retained earnings total	**473,194**	473,197	882,403
IV. Retained earnings at the end of the fiscal term	**15,765,713**	14,473,147	16,400,108

4. Consolidated Interim Cash Flow Statement

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31
	FY2003	FY2002	FY2002
Cash Flows from Operating Activities:			
Income before income taxes	**22,396**	3,102,722	7,308,619
Depreciation and amortization	**1,210,845**	1,190,041	2,506,998
Increase in allowance for retirement benefits	**110,213**	60,926	60,986
Increase in allowance for doubtful accounts	**2,377**	15,101	(6,065)
Interest and dividend income	**(27,403)**	(10,499)	(20,118)
Interest expense	**32,536**	32,339	60,913
Investment securities received	**(11,396)**	-	-
Loss on valuation of short-term investments in securities	**187,328**	131,770	168,514
Gain on sale of property, plant and equipment	**(27,378)**	-	-
Loss on sale of proprety, plant and equipment	**34,906**	-	65,530
Loss on disposal of property, plant and equipment	**3,959**	138,634	73,753
Casualty loss	-	-	109,718
Increase/decrease in notes and accounts receivable-trade	**2,182,638**	925,200	(1,847,984)
Increase/decrease in inventories	**(138,562)**	(77,866)	(112,007)
Increase/decrease in other current assets	**599,754**	(277,858)	(657,197)
Increase/decrease in notes and accounts payable-trade	**(217,548)**	(89,580)	57,311
Increase/decrease in consumption taxes payable	**(190,210)**	(147,307)	(38,786)
Increase/decrease in other current liabilities	**(364,627)**	363,460	948,127
Payment of bonuses to directors and auditors	**(64,000)**	(64,000)	(64,000)
Other	**(269,457)**	(107,479)	(361,263)
Net	**3,076,371**	5,185,604	8,253,049
Interest and dividend income received	**27,401**	10,499	11,337
Interest expense paid	**(31,236)**	(31,743)	(62,535)
Income taxes paid	**(1,838,505)**	(2,266,518)	(4,123,135)
Net cash provided by operating activities:	**1,234,030**	2,897,842	4,078,717
Cash Flows from Investing Activities:			
Increase in time deposit	**12,000**	-	(69,000)
Proceeds from sales of securities	**56**	-	2
Payment for purchases of securities	**(765)**	(579)	(501,318)
Proceeds from sale of property, plant and equipment	**103,180**	-	(9,837,124)
Payment for purchases of property, plant and equipment	**(4,148,150)**	(4,691,518)	-
Other	**493,587**	(526,207)	(470,098)
Net cash provided by investing activities:	**(3,540,092)**	(5,218,305)	(10,877,538)
Cash Flows from Financing Activities:			
Increase in short-term borrowings	**3,980,000**	-	3,100,000
Repayment of long-term loans	**(174,160)**	(437,258)	(1,184,386)
Proceeds from exercise of warrants	-	5,968	5,968
Purchase of treasury stock	**(863,714)**	-	(5,759)
Dividends paid	**(407,519)**	(408,654)	(818,433)
Other	**(3,196)**	(1,149)	-
Net cash provided by financing activities:	**2,531,409**	(841,092)	1,097,390
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase in cash and cash equivalents	**225,347**	(3,161,555)	(5,701,430)
Cash and cash equivalents at beginning of the fiscal term	**4,382,553**	10,083,984	10,083,984
Cash and cash equivalents at the end of the fiscal term	**4,607,901**	6,922,428	4,382,553

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

All subsidiaries are consolidated

Number of consolidated subsidiaries: 3 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated

2.Matters Concerning the Application of Equity method Accounting

None

3.Matters Pertaining to the Settlement Dates of Consolidated Subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company

4.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

①Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

②Inventories: Cost method computed by moving average method

(2) Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

③Long-term prepaid expenses: Straight-line depreciation method

However, expenses related to engineering methods concerning metal fittings for home reinforcement, included in long-term prepaid expenses, are depreciated by the straight-line method based on the maximum assumed contributing period to revenues (3 years).

(3) Accounting standards for allowances and reserves.

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the

④Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

⑤Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

Notes to Consolidated Interim Financial Statements

(As of September 30, 2002)

1.Total accumulated depreciation for tangible fixed assets.................... 8,235,729 thousand yen

2.Number of shares of treasury stock................................... 501,924 . shares

3.*Notes to consolidated statement of cash flows

Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets.

(Thousands of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2002
	FY2003	FY2002	FY2002
Cash and bank deposits.............................	**4,679,901**	7,025,428	4,466,553
Time deposits exceeding 3 months......................	**(72,000)**	(103,000)	(84,000)
Cash and cash equivalents...........................	**4,607,901**	6,922,428	4,382,553

(Note to lease transactions)

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2002
	FY2003	FY2002	FY2002
	Furnishings and Fittings		
Book Value	**1,019,430**	970,316	903,880
Cumulative depreciation	**468,338**	356,518	386,203
Value at end of half year	**551,091**	613,798	517,676
	Vehicles		
Book Value	**1,949,144**	1,890,741	2,031,157
Cumulative depreciation	**1,089,452**	982,827	1,191,542
Value at end of half year	**859,691**	907,913	839,615
	Machinery and Equipment		
Book Value	**441,828**	522,918	418,238
Cumulative depreciation	**219,542**	167,064	171,478
Value at end of half year	**222,285**	355,853	246,759
	Total		
Book Value	**3,410,402**	3,383,976	3,353,276
Cumulative depreciation	**1,777,333**	1,506,410	1,749,224
Value at end of half year	**1,633,068**	1,877,565	1,604,051
②Outstanding balance of future lease payments at the end of the period:			
Within one year	**668,206**	669,191	630,375
Over one year	**1,020,333**	1,258,933	1,016,428
Total	**1,688,539**	1,928,125	1,646,804
③Amount of lease fee payments, depreciation expense and interest expense:			
Lease fee payments	**379,266**	628,624	714,646
Depreciation expense	**356,569**	593,898	671,879
Interest expense	**24,668**	49,886	50,832

④Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

(Thousands of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2002
	FY2003	FY2002	FY2002
(Tax effect accounting)			
Principal cause of deferred tax assets and deferred tax liabilities:			
Deferred tax assets:			
Accrued incomet taxes	47,492	141,965	170,065
Excess depreciation and amortization	249,047	234,878	255,890
Excess depreciation of long-term prepaid expenses	213,676	151,842	208,782
Excess allowance for doubtful accounts included in loss	206,836	51,362	38,871
Excess retirement allowance included in loss	588,719	530,027	531,561
Excess allowance for retirement benefit included in loss	176,819	135,741	126,733
Loss on valuation of membership rights	36,504	36,504	36,504
Loss on valuation of marketable securities	204,424	123,536	125,744
Preparatory expenses for opening Tomakomai power plant	—	—	161,281
Others	403,012	93,698	239,721
Net unrealized holding gains on securities	33,845	—	—
Total	2,160,379	1,499,557	1,895,157
Deferred tax liabilities:			
Reserve for extraordinary depreciation	287,696	250,920	330,434
Net unrealized holding gains on securities	—	53,782	17,381
Total	287,696	304,703	347,816
Net total of deferred tax assets	1,872,682	1,194,857	1,547,341

V. Short-Term Investments

1. First half ended September 30, 2001

(1) Other marketable securities with market value:

(Thousands of Yen)

	First Half As of September 30, 2001		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
① Stocks	608,131	794,989	186,858
② Bonds	—	—	—
③ Other	370,860	312,060	(58,800)
Total	978,991	1,107,049	128,058

(2)Principal marketable securities without market price (excluding 1, above)

(Thousands of Yen)

	First Half As of September 30, 2001
	Value stated on consolidated balance sheet
① Other marketable securities	
Non-listed stocks (exluding OTC stocks)	224,147
Total	224,147

2. First Half ended September 30, 2002

(1)Other marketable securities with market value:

(Thousands of Yen)

	First Half As of September 30, 2002		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
① Stocks	547,030	494,284	(52,745)
② Bonds	—	—	—
③ Other	320,730	292,890	(27,840)
Total	867,760	787,174	(80,585)

(2)Principal marketable securities without market price (excluding 1, above)

(Thousands of Yen)

	First Half As of September 30, 2002
	Value stated on consolidated balance sheet
① Other marketable securities	624,147
Non-listed stocks (exluding OTC stocks)	
Total	624,147

3. Fiscal year ended March 31, 2002

(1)Other marketable securities with market value:

(Thousands of Yen)

	Full Year As of March 31, 2002		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
①Stocks	550,763	626,680	75,916
②Bonds	—	—	—
③Other	392,220	357,690	(34,530)
Total	942,983	984,370	41,386

(2)Principal marketable securities without market price (excluding 1, above)

(Thousands of Yen)

	Full Year As of March 31, 2002
	Value stated on consolidated balance sheet
①Other marketable securities Non-listed stocks (excluding OTC stocks)	724,147
Total	724,147

VI. Segment Information

1. Segment Information by type of business

Prior first-half consolidated accounting period (From April 1, 2001 to September 30, 2001)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	22,522,188	3,807,067	2,546,244	28,875,500	—	28,875,500
(2)Internal sales among segments and transfer accounts.....................	—	—	416	416	(416)	—
Total	22,522,188	3,807,067	2,546,661	28,875,917	(416)	28,875,500
Operating expenses	16,149,929	3,702,703	4,096,413	23,949,046	(1,746,740)	25,695,787
Operating income	6,372,258	104,364	(1,549,752)	4,926,870	(1,747,157)	3,179,712

Current first-half consolidated accounting period (From April 1, 2002 to September 30, 2002)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	21,093,150	4,148,400	3,399,445	28,640,996	—	28,640,996
(2)Internal sales among segments and transfer accounts.....................	—	—	367	367	(367)	—
Total	21,093,150	4,148,400	3,399,812	28,641,363	(367)	28,640,996
Operating expenses	16,833,321	4,256,729	5,295,941	26,385,992	(2,114,533)	28,500,526
Operating income	4,259,829	(108,328)	(1,896,129)	2,255,371	(2,114,900)	140,470

Notes

1.Business divisions are those used for internal administrative purposes.

2.Principal services and products by business division

*HS(Home Sanitation Division). . . Sales of home reinforcement systems, termite eradication service, under-floor and under-roof ventilation systems

*ES(Establishment Sanitation Division). . . Fitting of water supply system for office and apartment buildings, maintenance services

*ERD(Environmental Resources Development Division). . .Industrial waste processing

3.Unabsorbed operating expenses listed under elimination or group is the administration cost of the general affairs department of the parent company.

Current consolidated interim accounting period. . . . .¥2,114,900 thousand

Prior consolidated interim accounting period. . . ..¥1,747,157 thousand

November 13, 2002

Financial Statements
For the First half ended September 30, 2002

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
CEO:	Shin-ichi Munemasa
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Standard:	Not Adopted

Non-Consolidated Financial Highlights for the First-Half ended September 30, 2002
(April 1, 2002 to September 30, 2002)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	First Half between April 1 and September 30				Full Year ended March 31	
	FY2003	**% change**	FY2002	% change	FY2002	% change
Net Sales	**28,638**	**(0.7%)**	28,839	6.3%	59,180	8.8%
Operating Income	**70**	**(97.7%)**	3,099	(18.5%)	7,578	2.8%
Recurring Profit	**194**	**(93.9%)**	3,184	(12.6%)	7,766	6.9%
Net Income	**(152)**	—	1,639	3.1%	4,034	29.5%
Net Income per Share(¥)	**(¥3.74)**	—	¥40.05	—	¥98.59	—

Note (1) Average number of shares issued and outstanding during the fiscal term

First Half ended September 30, 2002	40,752,505 shares
First Half ended September 30, 2001	40,919,825 shares
Fiscal Year ended March 31, 2002	40,919,651 shares

Note (2) Changes in accounting method: None

Note (3) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first half ended September 30, 2001.

(2) Dividends

	First Half between April 1 and September 30		Full Year ended March 31
	FY2003	FY2002	FY2002
Dividend per Share (¥)	**¥10.00**	¥10.00	[illegible]

(3) Non-Consolidated Financial Position

(Millions of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2002
	FY2003	FY2002	FY2002
Total Assets	**58,441**	54,207	60,041
Shareholders' Equity	**43,088**	42,716	44,647
Shareholders' Equity Ratio (%)	**73.7%**	78.8%	74.4%
Shareholders' Equity per Share (¥)	**¥1,069.72**	¥1,043.91	¥1,091.08

Note(1) Number of shares issued and outstanding at period end

First Half ended September 30, 2002	40,418,828 shares
First Half ended September 30, 2001	40,920,524 shares
Fiscal Year ended March 31, 2002	40,919,493 shares

(2) Number of treasury stocks at period end

First Half ended September 30, 2002	501,924 shares
First Half ended September 30, 2001	228 shares
Fiscal Year ended March 31, 2002	1,259 shares

IV. Non-Consolidated Interim Financial Statements

1.Non-Consolidated Interim Balance Sheets

(Thousands of Yen)

	Fist Half as of September 30				Full Year as of March 31, 2002	
Assets:	FY2003	Ratio %	FY2002	Ratio %	FY 2002	Ratio %
Current Assets:						
Cash and bank deposits	4,260,547		6,732,017		3,992,739	
Note receivable	89,358		69,235		126,696	
Accounts receivable	3,355,413		2,768,597		5,492,170	
Inventories	1,168,414		1,038,401		1,041,622	
Deferred income taxes	551,484		301,584		550,142	
Other current assets	432,429		598,355		1,097,299	
Allowance for doubtful accounts	(38,500)		(58,000)		(37,110)	
Total Current Assets:	9,819,148	16.8	11,450,192	21.1	12,263,560	20.4
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	7,518,454		6,830,240		7,468,101	
Machinery, equipment and vehicles	9,026,879		7,901,634		8,576,109	
Land	16,660,743		15,846,617		16,404,742	
Construction in progress	7,336,564		4,847,332		6,871,192	
Other tangible fixed assets	2,404,819		2,202,158		2,410,231	
Total Tangible Fixed Assets:	42,947,461	73.5	37,627,984	69.4	41,730,376	69.5
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	79,145	0.1	79,488	0.2	78,927	0.1
Investments and Other Assets:						
Short-term investments	1,410,877		1,330,501		1,707,925	
Deposits and Guaranty	2,018,825		1,583,230		1,835,971	
Deferred tax assets	1,299,670		891,305		981,889	
Other	936,795		1,314,444		1,512,274	
Allowance for bad loans	(70,660)		(69,710)		(69,710)	
Total Investments and Other Assets:	5,595,508	9.6	5,049,772	9.3	5,968,323	10.0
Total Fixed Assets:	48,622,115	83.2	42,757,244	78.9	47,777,627	79.6
Total Assets:	58,441,263	100.0	54,207,436	100.0	60,041,188	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	First Half as of September 30 FY2003	Ratio %	FY2002	Ratio %	Full Year as of March 31, 2002 FY 2002	Ratio %
Current Liabilities:						
Notes payable	509,315		523,769		543,795	
Accounts payable	584,726		617,743		901,826	
Short-term borrowings	5,500,000		—		3,000,000	
Long-term loans payable in 1 year	219,920		864,888		291,920	
Amount in arrears	2,167,141		1,513,788		2,327,370	
Accrued expenses	1,735,895		1,778,097		1,860,315	
Accrued income taxes	559,398		1,634,880		1,972,868	
Consumption tax payable	321,133		408,302		518,529	
Accrued bonuses	529,850		525,000		551,000	
Other current liabilities	319,889		521,010		468,161	
Total Current Liabilities:	12,519,270	21.4	8,387,480	15.5	12,435,786	20.7
Non-Current Liabilities:						
Long-term debt	475,850		767,770		621,810	
Retirement benefit	1,616,277		1,507,128		1,506,555	
Other non-current liabilities	741,356		828,952		829,356	
Total Non-Current Liabilities:	2,833,483	4.9	3,103,850	5.7	2,957,722	4.9
Total Liabilities:	15,352,754	26.3	11,491,331	21.2	15,393,509	25.6
Shareholders' Equity:						
I. Capital stock	12,533,820	21.5	12,533,820	23.1	12,533,820	20.9
II. Additional paid-in capital						
Capital surplus reserve	15,853,954		15,853,954		15,853,954	
Additional paid-in capital total	15,853,954	27.1	15,853,954	29.3	15,853,954	26.4
III. Retained earnings						
Earned surplus reserve	395,279		395,279		395,279	
Unappropriated reserve	13,128,464		11,079,361		11,079,361	
Unappropriated profits	2,093,477		2,780,984		4,767,377	
Retained earnings total	15,617,221	26.7	14,255,624	26.3	16,242,018	27.1
IV. Unrealized holding gain/loss on securities	(46,692)	(0.1)	74,175	0.1	23,966	0.0
V. Less treasury stock at cost	(869,794)	(1.5)	(1,469)	(0.0)	(6,079)	(0.0)
Total Shareholders' Equity:	43,088,509	73.7	42,716,105	78.8	44,647,679	74.4
Total Liabilities and Stockholders Equity:	58,441,263	100.0	54,207,436	100.0	60,041,188	100.0

2. Non-Consolidated Interim Statement of Income

(Thousands of Yen)

	First Half between April 1 and September 30				Full Year ended March 31, 2002	
	FY2003	Ratio %	FY2002	Ratio %	FY 2002	Ratio %
Net sales	**28,638,970**	**100.0**	28,839,953	100.0	59,180,638	100.0
Cost of sales	**11,781,850**	**41.1**	10,678,602	37.0	23,061,048	39.0
Gross profit	**16,857,120**	**58.9**	18,161,350	63.0	36,119,589	61.0
Selling, general and administrative expenses	**16,786,640**	**58.6**	15,061,542	52.2	28,540,957	48.2
Operating income	**70,479**	**0.3**	3,099,808	10.8	7,578,632	12.8
Non-operating income:						
Interest income	**4,746**		5,365		10,204	
Dividend income	**30,648**		12,784		17,471	
Securities interest	**11,954**		244		246	
Insurance commission received	**7,577**		7,625		15,731	
Rent revenue	**141,882**		133,006		274,813	
Other non-operating income	**30,506**		23,973		63,176	
Total non-operating income	**227,316**	**0.8**	183,001	0.6	381,643	0.6
Non-operating expenses:						
Interest expenses	**27,107**		29,655		55,655	
Stock issue expenses	—		846		861	
Rent expense	**70,666**		67,338		135,518	
Other non-operating expenses	**5,492**		748		1,614	
Total non-operating expenses	**103,265**	**0.4**	98,587	0.3	193,650	0.3
Recurring profit	**194,530**	**0.7**	3,184,221	11.1	7,766,626	13.1
Extraordinary income:						
Insurance proceeds	—		136,944		375,778	
Gain on sale of property, plant and equipment	**27,378**		146		146	
Investment securities received	**11,396**		—		—	
Total extraordinary income	**38,775**	**0.1**	137,091	0.5	375,924	0.6
Extraordinary losses:						
Loss on disposal of property, plant and equipment	**3,959**		1,253		88,519	
Loss on sale of property, plant and equipment	**34,906**				65,530	
Loss on cancellation fo lease contract	**7,917**		5,021		97,360	
Loss on valuation of investment securities	**187,328**		131,770		168,514	
Casualty loss	—		136,944		375,778	
Directors' retirement bonus	**14,800**		1,875		1,875	
Loss on nonrecurring depreciation	—		—		40,711	
Net provision for allowance for doubtful accounts	**950**		—		—	
Total extraordinary losses	**249,862**	**0.9**	276,866	1.0	838,289	1.4
Income before income taxes	**(16,557)**	**(0.1)**	3,044,446	10.6	7,304,261	12.3
Corporate income, local and enterprise taxes	**554,000**	**1.9**	1,628,000	5.7	3,795,000	6.4
Adjustment on corporate tax, etc	**(417,956)**	**(1.5)**	(222,586)	(0.8)	(525,369)	(0.9)
Net income / loss	**(152,600)**	**(0.5)**	1,639,032	5.7	4,034,631	6.8
Earned surplus carried forward from the previous term	**2,246,077**		1,141,950		1,141,950	
Interim dividend	—		—		409,205	
Unappropriated profits	**2,093,477**		2,780,983		4,767,376	

Significant Accounting Policies

Relating to Financial Statements

(1) Appraisal standards and appraisal methods for short-term investments.

①Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

②Inventories

*Products in progress and materials: Cost method computed by moving average method

(2)Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

③Long-term prepaid expenses: Straight-line method

However, charges occurred from usage of home reinforcement system know-how depreciated by the straight-line method (3 years)

(3)Accounting standards for allowances and reserves

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

④Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

⑤Other significant policies used in these consolidated interim financial statements.

Accounting treatment of consumption tax: Excluding tax method

Notes to Non-Consolidated Interim Financial Statements

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2002
	FY2003	FY2002	FY2002
1. Total accmulated depreciation for tangible fixed assets	**8,064,828**	6,218,364	7,105,035
2. Number of shares of treasury stock	**501,294 shares**	228 shares	1,259 shares

(Note to lease transactions)

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets

	Furnishings and Fittings		
Book Value	**997,484**	970,316	903,880
Cumulative depreciation	**465,020**	356,518	386,203
Value at end of half year	**532,464**	613,798	517,676
	Vehicles		
Book Value	**1,940,790**	1,890,741	2,029,459
Cumulative depreciation	**1,088,012**	982,827	1,191,516
Value at end of half year	**852,778**	907,913	837,943
	Machinery and Equipment		
Book Value	**441,828**	522,918	418,238
Cumulative depreciation	**219,542**	167,064	171,478
Value at end of half year	**222,285**	355,853	246,759
	Total		
Book Value	**3,380,102**	3,383,976	3,351,578
Cumulative depreciation	**1,772,575**	1,506,410	1,749,198
Value at end of half year	**1,607,527**	1,877,565	1,602,380

②Outstanding balance of future lease payments at the end of the period:

Within one year	**662,607**	669,191	630,097
Over one year	**998,833**	1,258,933	1,013,932
Total	**1,661,441**	1,928,125	1,644,029

③Amount of lease fee payments, depreciation expense and interest expense:

Lease fee payments	**377,017**	628,624	714,770
Depreciation expense	**354,725**	593,898	671,853
Interest expense	**24,239**	49,886	50,778

④Accounting method for the amount equivalent to depreciation expenses and interest expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Notes to Non-Consolidated Interim Financial Statements

(Thousands of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2002
	FY2003	FY2002	FY2002
(Tax effect accounting)			
Principal cause of deferred tax assets and deferred tax liabilities:			
Deferred tax assets:			
Accrued incomet taxes	**42,885**	139,417	168,308
Excess depreciation and amortization	**248,226**	233,955	245,854
Excess depreciation of long-term prepaid expenses	**213,676**	151,842	208,782
Excess allowance for doubtful accounts included in losses	**207,396**	51,304	39,563
Excess allowance for retirement benefit included in losses	**587,200**	52,888	530,278
Excess amount accrued bonus included in losses	**175,589**	134,831	125,794
Loss on valuation of membeship rights	**36,504**	36,504	36,504
Loss on valuation of marketable securities	**204,424**	123,536	125,744
Preparatory expenses for opening Tomakomai power plant	**—**	—	161,281
Others	**384,641**	91,505	223,619
Net unrealized holding gains on securities	**33,811**	—	—
Total	**2,134,357**	1,491,786	1,874,733
Deferred tax liabilities:			
Reserve for extraordinary depreciation	**283,202**	245,182	325,346
Net unrealized holding gains on securities	**—**	53,713	17,354
Total	**283,202**	298,896	342,701
Net total of deferred tax assets	**1,851,154**	1,192,890	1,532,032

Net Sales by Division

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2002
	FY2003	FY2002	FY 2002
Home Reinforcement System	**4,076,373**	6,662,070	13,627,055
Termite Eradication Service	**6,843,391**	6,796,717	11,511,679
Under-Roof/Floor Ventilation System	**7,443,358**	6,704,477	13,550,595
Other	**2,729,958**	2,322,957	6,720,302
Home Sanitation Division Total:	**21,093,081**	22,486,223	45,409,632
Water activator installation	**1,870,226**	1,755,323	3,558,831
Care and maintenance of building water supply	**840,022**	744,874	1,436,291
Other	**1,438,152**	1,306,868	3,099,154
Establishment Sanitation Division Total:	**4,148,400**	3,807,067	8,094,278
Industrial Waste (Waste plastic processing)	**2,000,191**	1,451,363	3,354,826
Industrial waste (Incineration)	**593,129**	598,634	1,292,559
Industrial waste (Organic Waste Water Recycle)	**804,167**	496,663	1,029,342
Environmental Resources Development Division Total:	**3,397,488**	2,546,661	5,676,727
Total Net Sales:	**28,638,970**	28,839,953	59,180,638

FILE No. 82-5023

(Translation)

November 14, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE BOARD OF DIRECTORS
RELATING TO PAYMENT OF INTERIM DIVIDENDS

Dear Shareholders:

We would like to inform you that resolution for the payment of interim dividends for the 25th business term (April 1, 2002 to March 31, 2003) was made at the meeting of the Board of Directors of the Company held on November 13, 2002 as follows:

Yours very truly,

SANIX INCORPORATED
1-23, Hakata-eki Higashi 2-chome,
Hakata-ku, Fukuoka-shi

Shin-ichi Munemasa
President and Representative Director

Description

Interim dividends shall be paid to the Shareholders or the registered pledges entered or recorded in the final Shareholders' Register and the final Beneficial Shareholders' Register as of September 30, 2002, as provided for in Article 36 of the Articles of Incorporation of the Company.

1.	Amount of Interim Dividend:	¥10 per Share
2.	Effective Date for Right to Payment and Date of Payment:	December 13, 2002

- END -